601 Lexington Avenue
New York, New York 10022
Joshua Korff, P.C.
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com

May 8, 2017

VIA COURIER AND EDGAR

Larry Spirgel
Assistant Director
AD Office 11 — Telecommunications
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             WideOpenWest, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 25, 2017
File No. 333-216894

Dear Mr. Spirgel:

On behalf of our client WideOpenWest, Inc., a Delaware corporation (the “Company” or “WOW”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company, originally filed on March 23, 2017, as amended by Amendment No. 1 to the Registration Statement on Form S-1 of the Company, filed on April 25, 2017 (the “Registration Statement”).

Amendment No. 2 reflects certain revisions to the Registration Statement in response to the comment letter, dated May 5, 2017, from the staff of the Commission (the “Staff”). In addition, Amendment No. 2 updates certain of the disclosures contained in the Registration Statement. The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses. Page numbers in the Company’s responses correspond to page numbers in Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Risk Factors, page 17

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members, page 40

1.                                      Staff’s comment: We note that your wholly-owned subsidiary WideOpenWest Finance LLC is already a public company. Revise your risk factor to describe the impact WideOpenWest Finance LLC operating as a public company has had on your operations and financial condition.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see page 39 of Amendment No. 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Asset Impairments, page 56

2.                                      Staff’s comment: We note your response to comment seven and how you evaluated the reasonableness of the conclusions you obtained by applying the multi-period excess earnings method (“MPEEM”) under the income approach. We note that this methodology can fail to allow for the possibility that some amount of the residual income is attributable to goodwill (i.e. the going-concern element) rather than solely to franchise operating rights. Please help us better understand your conclusions by telling us how your application of the MPEEM takes into account elements of going concern. In this regard, tell us:

•                  how you considered or ensured that elements of going concern are not embedded in the value of your franchise operating rights;

•                  what techniques you performed, if any, to adjust for goodwill and elements of going concern from the projected financial income of the overall business; and

•                  if you adjusted your projections to remove the elements of going concern, what analytics you performed to ensure the reasonableness of your adjustment.

Response: The Appraisal Foundation, Best Practices for Valuations in Financial Reporting; Intangible Asset Working Group — Contributory Assets (the “Appraisal Foundation Report”) provides that going concern (an element of goodwill) can be considered in an MPEEM model, as an alternative to another valuation method (e.g., the Greenfield method), either through a contributory asset charge (when going concern value is reliably measurable) or by making an alternative adjustment to the economic earnings stream.

As discussed in our response to prior comment #7, we selected the MPEEM as the most reliable valuation method due to the complexities of applying the Greenfield Method in the cable industry.  Similar complexities make it difficult to reliably value going concern.  Therefore, the MPEEM model developed to value the Company’s franchise operating rights adjusts for going-concern through an alternative adjustment to the earning stream by applying a risk adjusted discount rate.  The risk adjusted discount rate utilized incorporates a risk premium that includes consideration of going-concern.  We are aware of other cable operators that utilize this approach, based in part on guidance issued in the Appraisal Foundation Report, which states the following:

“The determination of whether a CAC for elements of goodwill is appropriate should be based on an assessment of the relevant facts and circumstances of the situation, and the valuation specialist should be cautioned to not mechanically apply CACs or alternative adjustments for elements of goodwill if the circumstances do not warrant such a charge. The Working Group believes that assembled workforce is typically the only element of goodwill for which a CAC is taken. Accordingly, the burden of proof is higher to support taking CACs or making alternative adjustments for elements of goodwill other than assembled workforce.”

The primary asset from which the business derives its value is the franchise operating right.  Therefore, the appropriate discount rate to apply to the projected cash flows derived using the MPEEM, net of all contributory asset charges including going concern, would be the WACC.  However, explicitly modeling a contributory asset charge for going concern requires that the going concern value be reliably measurable.  Given the complexities associated with valuing going concern directly, the MPEEM considers going concern indirectly through the use of a risk-adjusted discount rate that includes a premium to the WACC for going concern. The higher risk adjusted discount rate applied to the projected cash flows generated from the cable franchise operating rights reflects the fact that such assets are unencumbered by a going concern contributory charge and are therefore considered to be more risky than encumbered cash flows. The effect of utilizing a risk adjusted discount rate reduces the value of the franchise operating rights and results in residual unallocated value.  This residual value includes the going-concern value.

To substantiate that the going-concern adjustment was appropriately captured in the risk adjusted discount rate the Company considered the following:

•                  The Company’s franchise operating rights have historically been valued at recognition using an MPEEM and in all instances a reasonable amount of residual going-concern/goodwill was generated.

•                  At acquisition of the franchise operating rights, a weighted average return on assets (“WARA”) analysis was prepared and the risk adjusted discount rate used to value the franchise operating rights, and the implied value and return on going-concern/goodwill, were evaluated and determined to be reasonable.

•                  All significant assumptions established for the valuation of the franchise operating rights at acquisition are evaluated at each future measurement date and recalibrated based on changes in market conditions since acquisition.

Operating Expenses (Excluding Depreciation and Amortization), page 64

3.                                      Staff’s comment: We note your response to comment five and your new disclosure showing “gross profit” for HSD, Video, and Telephony. However, we note that these measures include only expenses incurred directly for the provision of such services. Since “gross profit” implies the inclusion of all costs of revenue, please revise the title of this measure. In addition, if it is determined that HSD, Video, and Telephony are not operating segments in accordance with ASC 280, please note that these measures are considered Non-GAAP measures and subject to all of the provisions of Item 10 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on pages 64 and 65, 69 and 70 and 76. In particular, the Company has removed references to “gross profit” and replaced such references with the description “incremental contribution.” Although the Company had previously included footnote disclosure to such tables to clarify and explain that the applicable expenses only included those costs incurred from third parties in connection with the delivery of the respective services, the disclosure has been further updated for clarification. Furthermore, the Company has amended the Registration Statement to include reconciliations of all amended references to “incremental contribution” with the most comparable GAAP measurement in compliance with Item 10 of Regulation S-K.

Competition, page 86

Video Services, page 87

4.                                      Staff’s comment: We note your response to comment 20. In order to better understand the impact of “cord-cutting” upon overall revenue and RGU trends, please discuss the degree to which fluctuations in your HSD RGU figures can be attributed to retaining your own “cord-cutters,” adding new HSD customers, or a combination of both. Please also consider discussing new customer additions and churn trends for your HSD, Video, and Telephony services.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company discloses in the Registration Statement (on page 2 and elsewhere) that it believes that HSD represents the greatest opportunity to drive increased profitability across its residential and business markets.  However, the Company does not maintain data related specifically to “cord-cutting” and believes that to do so would be impracticable as it is not always possible to determine the precise reason a customer may obtain services or terminate services.  The Company is aware of, and closely monitors, industry reports that have observed decreasing demand for Video services and increasing demand for HSD services and believes that its customers generally follow these industry-wide trends with respect to “cord-cutting.” Accordingly, the Company is unable to determine the specific impact that “cord-cutting” has had on its overall revenue and RGU trends or fluctuations in HSD RGUs.  In response to the Staff’s comment, the Company has enhanced the disclosure on page 17 and 95.

Combined Consolidated Statements of Changes in Stockholder’s Deficit, page F-5

5.                                      Staff’s comment: We note your response to comment 24 and your statement that “the proceeds were held at the Company’s Parent prior to distribution, which occurred during the year ended December 31, 2016.” Please disclose the specific date of the contribution from the Parent.

                                                                        Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly. Please see pages 52, 79 and F-5 of Amendment No. 2.

Segments, page F-13

6.                                      Staff’s comment: We note your response to comment 25. To help us to further evaluate your response, please provide us with the following information:

•                  your organization chart;

•                  identify your segment managers and their respective roles;

•                  whether there are individuals responsible for the management of gross profit by products;

•                  if the CODM identifies an issue at a particular product level, who does he contact to resolve the issue;

•                  describe the information regularly provided to the CODM and how frequently it is prepared;

•                  describe the information regularly provided to the Board of Directors and how frequently it is prepared;

•                  how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings;

•                  describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

•                  describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances, specifically variances related to (i) High Speed Data, (ii) Video, and (iii) Telephony services; and

•                  describe the basis for determining the compensation of the individuals that report to the CODM.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff of the answers provided below in response to this comment.

•      your organization chart;

The Company’s chief operating decision maker (the “CODM”) is Steven Cochran, the Company’s chief executive officer.  The CODM’s  organizational structure and direct reports are functional in nature.  The CODM has five direct reports, as set forth below, and depicted on the chart attached as Schedule A hereto:

•      Chief Marketing & Sales Officer:  specific accountability includes the marketing and sales of the Company’s services;

•      Chief Operating Officer:  specific accountability includes all technical and operational aspects of delivering services to customers;

•      Executive Vice President, Strategy & Employee Engagement;  specific accountability includes program management, human resources and organizational effectiveness;

•      Chief Financial Officer:  specific accountability includes all accounting, finance, tax, treasury and risk management; and

•      General Counsel:  specific accountability includes all legal, regulatory and compliance matters of the Company.  The General Counsel also has responsibility for managing external relationships and contractual agreements with video content providers.

•      identify your segment managers and their respective roles;

The Company has no segment managers.

All major services are delivered across a common network, with common field and back-office resources that install, service and support all of the relevant product lines.

•      whether there are individuals responsible for the management of gross profit by products;

The Company has no single individual with responsibility that includes specific accountability for all the elements comprising a certain product’s incremental contribution or incremental contribution margin. This is due, in part, to the fact that significant aspects of each service overlap and can only be managed at a consolidated level, including key functions such as network build out, maintenance, monitoring, repair, sales and marketing, customer service provisioning, customer billing and customer care.

In reviewing performance, the Company focuses on profitability by customer and the customer experience.  The Company believes that customer demand for, and satisfaction level with, one service has an impact on a customer’s decision to use another one of the Company’s services.  This is particularly relevant for the Company’s bundled customers (customers who take more than one service), which represent approximately 60% of the Company’s total customer relationships.  This leads to a continued focus on overall customer experience and satisfaction that is central to the CODM’s evaluation of the business and allocation of resources.

•      if the CODM identifies an issue at a particular product level, who does he contact to resolve the issue;

There is no single individual that the CODM would contact to resolve an issue since the Company has no such individual whose responsibilities encompass all accountabilities related to a particular product.  For example, an issue concerning the marketing and/or sale of a particular service resulting in the Company’s revenue would be directed to the Chief Marketing and Sales Officer while an issue concerning the network and/or operations resulting in expenses incurred in the delivery of a particular service would be directed to the Chief Operating Officer.  Regularly it is the case that major issues that the CODM must address, including related to network operations or customer satisfaction, are Company-wide and would impact each of the Company’s services.  As noted above, all major services are delivered across a common network, with common field and back-office resources that install, service and support all of the relevant product lines.

•      describe the information regularly provided to the CODM and how frequently it is prepared;

The CODM receives information concerning the Company’s operating and financial performance monthly (i.e. a “Monthly Financial Results” report).  Operating results and financial position in the Monthly Financial Results report is prepared and reviewed at a consolidated level and includes:

•      Financial performance with variances to Budget and prior reporting periods;

•      Customer information:  net changes in customers and revenue generating units. The Company’s services are delivered to customers through a unified network and there is similarity in the type or class of customer receiving each of the services;

•      Edge Out performance:  new customer information and resulting penetration of new homes passed.  Any decision by the Company’s CODM to allocate capital dollars, and other resources to an edge-out opportunity, is not based on product penetration or performance but, rather, the opportunity to create new customers who could purchase the Company’s services;

•      Business Services sales performance:  comparison to quota, budget and prior periods.  Sales quotas are based on all Business Services revenue sold to customers and do not distinguish further as to the type of Business Service product provided.

•      Incremental Contribution Margin:  analysis of customer and service type Key Performance Indicators (“KPIs”) and a summary of incremental contribution margin by service type.  Limited discrete financial information is available by service type (i.e. limited to revenue and certain direct expenses incurred by third-parties) but is not sufficient for the CODM to be able to assess performance or make resource allocations;

•      Operating and SG&A Expenses:  analysis of consolidated operating and SG&A expenses. Service level operating and SG&A information is not available and given the manner in which the Company’s business is organized, cannot be practicably obtained;

•      Capital expenditures:  analysis of consolidated capital expenditures for the period, as the considerable majority of all capital expenditures impact each of the Company’s services and decisions regarding capital expenditures are considered at the consolidated level only; and

•      Balance sheet and cash flow:  analysis of financial position and cash flows on a consolidated basis, as the considerable majority of items relevant to cash flow analysis impact each of the Company’s services and can be analyzed at the consolidated level only.

While the Company does have limited discrete financial information available by service type (limited to Revenue and certain third-party direct expenses), the available service level financial information is not sufficient for the Company to be able to assess performance or make resource allocations.  For example, certain departments are shared among the Company’s services and not allocated (including corporate overhead). Moreover, all of the Company’s operating departments are functional in nature (matching the dynamics of the business) and not specifically tied to the discrete service type.

Network build out, maintenance, monitoring, repair, sales and marketing, customer service provisioning, customer billing and customer care are all conducted on a consolidated basis and capital expenditures are analyzed, allocated and incurred on a consolidated basis.

•      describe the information regularly provided to the Board of Directors and how frequently it is prepared;

The Company’s CODM reviews the monthly reporting package described above (the information on a consolidated basis concerning the Company’s operating and financial performance) with the Board of Directors on a monthly and quarterly basis.  The Board of Directors performs its evaluation of the Company’s performance, the CODM and the senior management team by reference to consolidated level performance and financial information only.

•      how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings;

The CODM meets with his direct reports as a group at least weekly and there are typically no other attendees at such meetings.  As noted above, the direct reports are functional in nature and the Company has no segment managers.  Financial information reviewed at these meeting is consistent with the Monthly Financial Results report discussed above.

•      describe how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

Budgets are prepared annually at both the market and operational department level.  Budgets are “rolled up” to a consolidated Company level for review and approval by the CODM.  Decisions by the CODM regarding resource allocation and expenditure are made at a consolidated level and not by individual service type.  The Company does not prepare any Budget by service type.

•      describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances, specifically variances related to (i) High Speed Data, (ii) Video, and (iii) Telephony services; and

The CODM reviews certain available service level information, including volume, rate, revenue and margin variances to evaluate the impact of the Company’s marketing and sales initiatives as well as to evaluate the impact that the mix of products has in relation to the respective incremental contribution of such service on a monthly basis.  However, this is just one component of a broader review.  In considering performance, the Company and the CODM focus on overall profitability by customer and the customer experience.  To that end, the CODM reviews consolidated variance analysis information concerning the Company’s operating and financial performance on a monthly basis to better understand customer profitability.  Such information is included in the Company’s Monthly Financial Results report.  The CODM’s direct reports are present at such monthly financial and operating review and take part, as a group, in discussions regarding both consolidated performance and consideration of the service level metrics mentioned above.

Operating results and financial position are reported on and assessed only at a consolidated level.

•      describe the basis for determining the compensation of the individuals that report to the CODM.

Compensation for the CODM’s direct reports is based on market comparisons and performance and is determined by the CODM.  Incentive compensation for the CODM’s direct reports is based on performance criteria at a consolidated, entity level including the Company’s Adjusted EBITDA, capital expenditures and customer satisfaction scores.  Net HSD customer additions and Business Services revenue growth are also components of the incentive compensation calculation (applicable to all employees eligible for incentive compensation) but only to the extent of net HSD customer additions and incremental Business Services revenue generated.  As discussed above, the performance of the CODM’s direct reports is evaluated by reference to consolidated level performance and financial information only.

* * * * *

In summary, because the CODM makes decisions regarding resource allocation at only the consolidated level and receives and reviews service level financial information limited to only Revenue and certain direct expense information by service type as part of the package of information that the CODM uses to make operational decisions relating to the consolidated business of the Company, the Company believes that the individual services do not constitute discrete operating segments. Such limited financial information is not sufficient for the CODM to make decisions about allocating resources to the Company’s component services or to assess its performance.  Further, the Company believes that it is not feasible, practicable or beneficial to produce more detailed financial information at the service level, in part because of the wide arrange of the assumptions and uncertainties that would be involved and because such information would not be valuable to the CODM in operating the Company’s business.

7.                                      Staff’s comment: You state in your response that your CODM receives monthly consolidated financial information, along with gross profit information detailed by service including (i) High Speed Data, (ii) Video, and (iii) Telephony. You also state that although the CODM reviews this information at both the consolidated level and the product level, to assess performance by product, decisions regarding resource allocation, capital and other are made on a consolidated basis. In this regard, please clarify for us in more detail how and why the CODM reviews gross profit information at the product level to assess performance but does not use this information to allocate resources.

Response:  The Company respectfully advises the Staff that, as reflected in Amendment No. 2, it is no longer using the term “gross profit” so as to not suggest that the metric is more expansive than it actually is.  Going forward, the Company will instead use the terms “incremental contribution” and “incremental contribution margin.”  As noted above, these metric, and the information that the CODM receives at the service level are limited in that they only account for certain expenses (and producing more detailed financial information at the service level would not be feasible or practicable).  As such, this service level information is not sufficient for the CODM to make decisions regarding the allocation of resources since key components are not accounted for.  Network build out, maintenance, monitoring, repair, sales and marketing, customer service provisioning, customer billing and customer care are all conducted on a consolidated basis and capital expenditures are analyzed, allocated and incurred on a consolidated basis.  Only the consolidated financial package contains the necessary detail to make decisions around the allocation of resources.  Accordingly, the Company believes that its individual services do not constitute discrete operating segments.

*  *  *  *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or Brian Hecht at (212) 446-4807.

Sincerely,

/s/ Joshua N. Korff, P.C.
Joshua N. Korff, P.C.

cc:                                Craig Martin
WideOpenWest, Inc.

Brian Hecht
Kirkland & Ellis LLP

Richard D. Truesdell, Jr.
Davis Polk & Wardwell LLP

Schedule A